EXHIBIT 4.29

BANK ONE CORPORATION

USA TRUCK, INC.

October 31, 2003

Mr. Craig Shelly

Treasurer

USA Truck, Inc.

3200 Industrial Park Road

Van Buren, AR 72956-6110

Dear Craig:

Banc One Leasing Corporation is pleased to submit the following lease proposal for your review and consideration. Upon your approval, this proposal will constitute Lessee’s application to Lessor. This is for discussion purposes only and the terms and provisions are subject, among other things, to approval in accordance with Lessor’s internal procedures, as well as certain additional conditions as set forth in the following.

LESSOR:	Banc One Leasing Corporation

LESSEE:	USA Truck, Inc.

GUARANTOR:	None Anticipated

EQUIPMENT:	2004 and 2005 International and Freightliner Tractors (Models D70 and T70) per the specifications provided 10/8/03

EQUIPMENT COST:	Anticipated not to exceed $10,000,000.00

LOCATION OF EQUIPMENT:	4303 North Main Street East Peoria, IL 61611

DELIVERY AND ACCEPTANCE DATE:	Anticipated to be no later than December 15, 2004. Each lease schedule is to be executed such that acceptance, commencement and payment to vendor will be the 15th of any given month during 2004.

LEASE TERM COMMENCEMENT DATE:	Anticipated to be no later than December 15, 2004. Each lease schedule is to be executed such that acceptance, commencement and payment to vendor will be the 15th of any given month during 2004.

INTERIM RENT:	None anticipated

LEASE TERM:	3 ½ Years (42 months)

LEASE TERM RENT:	Lessee will be required to make 42 equal consecutive monthly rents, each in arrears, equal to the rent factors (shown as a percentage of equipment cost) provided below.

Closing Month	Rate Factors as a Percentage of Cost Lease Schedules $500K to $1.5MM	Implicit Rate with 40% TRAC Lease Schedules $500K to $1.5MM	Rate Factors as a Percentage of Cost Lease Schedules $1.5MM and higher	Implicit Rate with 40% TRAC Lease Schedules $1.5MM and higher
January 2004	1.614806%	3.1361%	1.605263%	2.9765%
February 2004	1.612993%	3.1057%	1.603453%	2.9462%
March 2004	1.611131%	3.0746%	1.601595%	2.9152%
April 2004	1.609511%	3.0475%	1.599979%	2.8881%
May 2004	1.609608%	3.0492%	1.600076%	2.8897%
June 2004	1.607988%	3.0221%	1.598460%	2.8627%
July 2004	1.604075%	2.9566%	1.594545%	2.7972%
August 2004	1.601675%	2.9165%	1.592150%	2.7571%
September 2004	1.599194%	2.8750%	1.589673%	2.7156%
October 2004	1.598994%	2.8716%	1.589471%	2.7122%
November 2004	1.596683%	2.8330%	1.587165%	2.6736%
December 2004	1.594322%	2.7935%	1.584808%	2.6342%

ADJUSTMENTS TO RENT:	In order to maintain the Lessor’s yield between the bid response date and the initial funding date, the lease payment amount will be adjusted up or down on the funding date based on the difference in the 3-year US Dollar Interest Rate Swap as specified in the Federal Reserve Statistical Release H.15 web site (“INDEX RATE”) as the close of business on October 23, 2003 (swap rate of 2.78%), and the close of business on the day immediately preceding the funding date.

TERMINAL RENTAL ADJUSTMENT CLAUSE:	As permitted by Section 7701(h) of the Code, the lease will contain a Terminal Rental Adjustment Clause (“TRAC”) requiring the total rentals to be adjusted upward or downward by reference to the net proceeds received by Lessor from the sale of the Equipment following lease expiration. At the end of the Lease Term, Lessor shall retain the net proceeds of the sale of the vehicles and shall make one of the following “terminal rental adjustments”: (I) If the vehicles are sold at a net price below the TRAC Value, then Lessee will pay Lessor all of the shortfall; or (II) If the vehicles are sold at a net price above the TRAC Value, then Lessor will pay Lessee all the excess funds.

TRAC VALUE:	The agreed upon TRAC value for each vehicle will be 40% of Equipment Cost.

ASSUMED TAX BENEFITS:	The above quotation assumes that Lessor as owner is entitled to the following depreciation benefits: 3-year Modified Accelerated Cost Recovery System depreciation and 50% Bonus Depreciation. Lessee will indemnify the Lessor if the Assumed Tax Benefits are not available to the Lessor.

RETURN OPTION:	If Lessee does not purchase all, but not less than all of the Equipment at the end of the Lease Term, the Lessee shall return the Equipment to Lessor at Lessee’s expense, provided that the Equipment must be in good condition and working order and must comply with all terms and conditions of the Lease.

TYPE OF LEASE:	This will be a non-cancelable net lease transaction, whereby insurance, maintenance, operating, and registration costs, taxes relating to the purchase, lease, possession and use of the Equipment, and other closing costs will be for Lessee’s account. Lessor and Lessee intend and agree that Lessor is and will be the owner of the Equipment for federal income tax purposes.

GOOD FAITH DEPOSIT:	None required

ACCEPTANCE OF PROPOSAL:	This proposal will expire unless Lessee acknowledges its acceptance by signing and returning a copy of this proposal to Lessor by November 7, 2003.

PROPOSAL ONLY:	This proposal is not a commitment to undertake this financing. A commitment can be issued only after full credit and economic review and subsequent approval by the appropriate officers of Bank One. A commitment shall not be binding on Lessor unless it is in writing and signed by Lessor. Lessor will have the sole right of assignability of this proposal or any lease between Lessee and Lessor.

Please feel free to contact me at 214-290-2304 if you have any questions, or would like to discuss this proposal in greater detail. Upon receipt of the accepted proposal and the deposit fee, we will promptly begin the approval process so that we may be in a position to finalize this transaction with you. Thank you for allowing us to be of service!

BANC ONE LEASING CORPORATION

By:	/s/ SHANE TAYLOR

Title:	Vice President

USA TRUCK, INC.

Accepted Date: 11/07/03

By:	/s/ CLIFF BECKHAM

Title:	CFO

cc:	Jerry Orler

Sharon Ellis